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BY REGISTERED POST

Date: 10 July 2008

[redacted]

Exemption No. 33-51010

08003825

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

**SCMP Group Limited (Exemption No. ~~33-51010~~)**

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Status of the Public Float and Extension of the Waiver from Strict Compliance with Rule 8.08 of the Listing Rules

Yours faithfully,
For and on behalf of
SCMP Group Limited



Vera Leung
Legal Counsel and Company Secretary

Enclosure

VL/vc

CoSec\GO0708/announcement distribution – Update on Period of Waiver 0708

**SCMP Group Limited**
**SCMP集團有限公司** *
(Incorporated in Bermuda with limited liability)
**(Stock Code: 583)**

# ANNOUNCEMENT

# STATUS OF THE PUBLIC FLOAT AND EXTENSION OF THE WAIVER FROM STRICT COMPLIANCE WITH RULE 8.08 OF THE LISTING RULES

As mentioned in the Company's announcement dated 15 April 2008, the Stock Exchange had granted to the Company a Waiver (as defined below) for the period commencing from 25 February 2008 up to 6 July 2008.

The Waiver expired on 6 July 2008. As at the date of this announcement, approximately 11% of the issued share capital of the Company is held by the public.

In light of the foregoing, the Company has applied to the Stock Exchange for an extension of the Waiver for a period of three months from 7 July 2008. Further announcement will be made in relation to the extension of the Waiver as soon as practicable after the Company has received a reply from the Stock Exchange.

Reference is made to the Company's announcement dated 6 March 2008 (the **Public Float Announcement**) and the Company's announcement dated 15 April 2008 (the **Waiver Announcement**). Unless the context requires otherwise, capitalised terms used in this announcement shall have the same meanings as defined in the Public Float Announcement.

## PROGRESS IN THE RESTORATION OF PUBLIC FLOAT

As mentioned in the Waiver Announcement, the Stock Exchange had granted to the Company a waiver from strict compliance with the requirements of Rule 8.08(1)(a) of the Listing Rules for the Company (the **Waiver**) for the period commencing from 25 February 2008 up to 6 July 2008.

The Offeror has informed the Company that it has since the grant of the Waiver been engaged in discussions with its financial adviser regarding various proposals to restore the public float and is currently working on the details of a proposal.

## EXTENSION OF WAIVER

The Waiver expired on 6 July 2008. As at the date of this announcement, approximately 11% of the issued share capital of the Company is held by the public.

In light of the foregoing, the Company has applied to the Stock Exchange for an extension of the Waiver for a period of three months from 7 July 2008. Further announcement will be made in relation to the extension of the Waiver as soon as practicable after the Company has received a reply from the Stock Exchange.

## SUSPENSION OF TRADING IN THE SHARES

As the public float of the Company has fallen below 25%, the Stock Exchange indicated that the trading in the Shares should be suspended in accordance with the Listing Rules. As such, at the request of the Company, trading in the Shares was suspended as from 9:30 a.m. on 27 February 2008. The Stock Exchange indicated that the trading in the Shares will remain suspended until the 25% minimum public float is restored. An announcement will be made by the Company upon its due compliance with Rule 8.08 of the Listing Rules.

By the order of the Board of the Company
**Vera Leung**
*Company Secretary*
Hong Kong

Hong Kong, 9 July 2008

*As at the date of this announcement, the board of directors of the Company comprises two executive Directors, namely Mr. Kuok Khoon Ean (Chairman) and Ms. Kuok Hui Kwong; three non-executive Directors, namely Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Dr. David J. Pang; and four independent non-executive Directors, namely The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man.*

*This announcement is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at http://www.hkexnews.hk and on the website of the Company at http://www.scmpgroup.com under "Investors".*

* *For identification purpose only*

"Please also refer to the published version of this announcement in the South China Morning Post"

END